SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

REIS, INC.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

75936P105

(CUSIP Number)

John J. Goggins

Executive Vice President and General Counsel

Moody’s Corporation

7 World Trade Center at

250 Greenwich Street

New York, New York 10007

(212) 553-0300

Copy to:

Marie L. Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1.	Name of Reporting Person MOODY’S CORPORATION
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,310,769 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,310,769 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6% (1)
14.	Type of Reporting Person CO

(1)

Beneficial ownership of the common stock, par value $0.02, of Issuer (the “Shares”) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

The Shares over which the Reporting Person may be deemed to have shared voting power are comprised of 2,310,769 Shares (which includes 225,000 Shares issuable upon the exercise of vested stock options) that are the subject of the Tender and Support Agreements (as defined below). The Tender and Support Agreements provide that, upon the acquisition of any additional Shares or the exercise of any security exchangeable for Shares by the other parties to the Tender and Support Agreements, such Shares acquired (upon exercise or otherwise) shall be included under the Tender and Support Agreements, and the Reporting Person may be deemed to have beneficial ownership of such additional Shares.

The calculation of this percentage is based on 11,810,699 Shares (which (i) includes 241,000 Shares reserved for issuance upon the exercise of outstanding vested stock options and (ii) excludes 2,557,456 Shares held by wholly-owned subsidiaries of the Issuer) outstanding as of August 24, 2018.

1.	Name of Reporting Person MOODY’S ANALYTICS MARYLAND CORP.
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,310,769 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,310,769 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6% (1)
14.	Type of Reporting Person CO

(1)

Beneficial ownership of the Shares is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

The Shares over which the Reporting Person may be deemed to have shared voting power are comprised of 2,310,769 Shares (which includes 225,000 Shares issuable upon the exercise of vested stock options) that are the subject of the Tender and Support Agreements (as defined below). The Tender and Support Agreements provide that, upon the acquisition of any additional Shares or the exercise of any security exchangeable for Shares by the other parties to the Tender and Support Agreements, such Shares acquired (upon exercise or otherwise) shall be included under the Tender and Support Agreements, and the Reporting Person may be deemed to have beneficial ownership of such additional Shares.

The calculation of this percentage is based on 11,810,699 Shares (which (i) includes 241,000 Shares reserved for issuance upon the exercise of outstanding vested stock options and (ii) excludes 2,557,456 Shares held by wholly-owned subsidiaries of the Issuer) outstanding as of August 24, 2018.

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.02 per share (the “Shares”), of Reis, Inc., a Maryland corporation (the “Issuer”). The principal executive office of Issuer is located at 1185 Avenue of the Americas, New York, NY 10036.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by (i) Moody’s Corporation, a Delaware corporation (“Parent”) and (ii) Moody’s Analytics Maryland Corp., a Maryland corporation and wholly-owned subsidiary of Parent (“Merger Sub” and, collectively with Parent, the “Reporting Persons”).

A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 4 hereto.

Parent’s principal executive offices are located at, and its principal business address is, 7 World Trade Center at 250 Greenwich Street, New York, NY 10007. The telephone number of Parent is (212) 553-0300. Parent, together with its subsidiaries, is a provider of (i) credit ratings; (ii) credit, capital markets and economic research, data and analytical tools; (iii) software solutions that support financial risk management activities; (iv) quantitatively derived credit scores; (v) financial services training and certification services; (vi) offshore financial research and analytical services; and (vii) company information and business intelligence products.

Merger Sub’s principal executive offices are located at c/o Moody’s Corporation, 7 World Trade Center at 250 Greenwich Street, New York, NY 10007. The telephone number of Merger Sub is (212) 553-0300. Merger Sub is a wholly-owned subsidiary of Parent. Merger Sub was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and has not engaged in any activities other than those incidental to its formation and the transactions contemplated by the Merger Agreement and the Tender and Support Agreements (each defined below).

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of any of the Reporting Persons, as applicable, is set forth on Schedule A. During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

The Tender and Support Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by and among Parent, Merger Sub and the Supporting Stockholders (as defined below in Item 4). The Supporting Stockholders entered into the Tender and Support Agreements as an inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The Shares to which this Schedule 13D relates have not been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Tender and Support Agreements.

Item 4.	Purpose of the Transaction

On August 29, 2018, Parent, Merger Sub and Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, no later than 10 business days of the date of the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $23.00 per Share net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Merger Agreement. Merger Sub’s obligation to accept for payment the Shares tendered in the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn, prior to the expiration of the Offer (the “Offer Expiration Time”), a number of Shares that represent at least a majority of the Shares issued and outstanding (excluding, for purposes of determining such majority, the total number of Shares owned by any of the Issuer’s wholly-owned subsidiaries) (the “Minimum Condition”).

As promptly as possible following the Offer Expiration Time, and in any event on the first business day after the day on which certain conditions set forth in the Merger Agreement are satisfied or waived, or as otherwise agreed in writing by Parent and Issuer, and in accordance with applicable law, Merger Sub will be merged with and into Issuer (the “Merger”), with Issuer as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent. The Merger will be governed by Section 3-106.1 of the Maryland General Corporation Law and effected without a vote of Issuer’s stockholders. At the effective time of the Merger (the “Merger Effective Time”) (i) each then outstanding Share (other than Shares held by a wholly-owned subsidiary of Issuer and Shares held by Parent, Merger Sub or any other subsidiary of Parent (collectively, the “Excluded Shares”)), will be converted into the right to receive consideration equal to the Offer Price, (ii) each Excluded Share will be converted into one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and (iii) each share of common stock, par value $0.01 per share, of Merger Sub will be converted into one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1 and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, Parent and Merger Sub entered into two tender and support agreements, dated August 29, 2018 (the “Tender and Support Agreements”) with each of (i) Jonathan Garfield, Jonathan T. Garfield 2016 Qualified Annuity Trust and Jonathan Garfield Family Trust, in the case of one Tender and Support Agreement, and (ii) Lloyd Lynford, Lloyd N. Lynford 2016 Qualified Annuity Trust and Lloyd N. Lynford 2017 Qualified Annuity Trust, in the case of the other Tender and Support Agreement (each person listed in (i) and (ii) above, a “Supporting Stockholder”). Pursuant to the Tender and Support Agreements, each Supporting Stockholder has agreed to validly tender, or cause to be validly tendered, all Shares beneficially owned by such Supporting Stockholder (the “Subject Shares”) in the Offer, no later than 10 business days after commencement of the Offer. The Supporting Stockholders may transfer not more than 200,000 of the aggregate number of Subject Shares beneficially owned by the Supporting Stockholders (or approximately 1.70% of the Shares (based on 11,810,699 Shares outstanding as of August 24, 2018 (which (i) includes 241,000 Shares reserved for issuance upon the exercise of outstanding vested stock options and (ii) excludes Shares held by wholly-owned subsidiaries of the Issuer)) in one or more charitable contributions subject to certain terms and conditions including that any transferee agrees to take all actions necessary to tender such Subject Shares into the Offer. Collectively, the Supporting Stockholders had beneficial ownership, as of August 29, 2018, of an aggregate of 2,310,769 Shares (which includes 225,000 shares issuable upon the exercise of vested stock options) or approximately 19.6% of the Shares (based on 11,810,699 Shares outstanding as of August 24, 2018 (which (i) includes 241,000 Shares reserved for issuance upon the exercise of outstanding vested stock options and (ii) excludes 2,557,456 Shares held by any wholly-owned subsidiary of the Issuer)).

Pursuant to the Tender and Support Agreements, the Supporting Stockholders have agreed (i) to vote all of the Subject Shares against (i) any action or agreement that would reasonably be expected to result in the failure of any condition to the Offer to be satisfied, (ii) any proposal or offer (including any amendment or modification to any existing proposal or offer) from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent or any of its affiliates, for (x) a merger, consolidation or business combination representing 20% or more of the consolidated assets of Issuer and its subsidiaries, taken as a whole, (y) a sale, lease, exchange, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the consolidated assets of Issuer and its subsidiaries, taken as a whole, or (z) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of Issuer, including by way of a tender offer or exchange offer (such proposal or offer, a “Takeover Proposal”) and (iii) any other action, agreement or transaction involving Issuer that is intended, or would reasonably be expected, to impede, interfere with or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

Each Supporting Stockholder has also agreed to revoke any and all previous proxies granted with respect to the outstanding Subject Shares beneficially owned by such Supporting Stockholder which are inconsistent with such Supporting Stockholder’s obligations outlined above. Each Supporting Stockholder has agreed to grant a proxy appointing Parent as such Stockholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Stockholder’s name, to vote or execute or withhold consent in the manner outlined above.

Each Supporting Stockholder has also agreed not to, directly or indirectly, subject to certain exceptions (i) encumber or permit to be encumbered such Stockholder’s Subject Shares, (ii) transfer, sell, assign, gift, hedge, distribute, pledge or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), such Stockholder’s Subject Shares, or any right or interest therein, or (iii) enter into any contract with respect to any Transfer of such Stockholder’s Subject Shares or any legal or beneficial interest therein. Furthermore, each Supporting Stockholder has agreed that it will not engage in certain activities with respect to Takeover Proposals including, among other things, (i) soliciting, initiating, knowingly facilitating or knowingly encouraging the making of any Takeover Proposal, (ii) entering into or participating in discussion with any person regarding a Takeover Proposal or any potential Takeover Proposal or (iii) executing or entering into any contract providing for a Takeover Proposal ((i), (ii) and (iii) collectively, the “Restricted Activities”). If however, Issuer or the Board of Directors of Issuer determines that it can participate in such Restricted Activities in accordance with the Merger Agreement, the Supporting Stockholder will be entitled to participate in such activities.

The Tender and Support Agreement is subject to termination with respect to a Supporting Stockholder automatically, without any notice or other action by any party to the Tender and Support Agreement, upon the first to occur of: (i) the Effective Time (as defined in the Merger Agreement); (ii) the valid termination of the Merger Agreement; (iii) the entry without the prior written consent of such Supporting Stockholder into any amendment, waiver or modification to the Merger Agreement or the terms of, or conditions to, the Offer, affecting certain rights of such Supporting Stockholder or (iv) the mutual written consent of Parent and such Supporting Stockholder.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, which are attached as Exhibit 2 and Exhibit 3 respectively, and incorporated herein by reference. Schedule B lists the names and number of Shares that are beneficially held by each Supporting Stockholder and subject to this Schedule 13D.

The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, Issuer. The Offer, as the first step in the acquisition of Issuer, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Issuer not purchased pursuant to the Offer or otherwise and to cause Issuer to become a wholly-owned subsidiary of Parent.

The Shares acquired in the Offer will be canceled in the Merger and, upon completion of the Offer, Merger Sub will merge with and into Issuer, which will continue as the surviving corporation and a wholly-owned subsidiary of Parent. At the Merger Effective Time, (i) the directors of Merger Sub immediately prior to the Merger Effective Time will be directors of the Surviving Corporation, (ii) the officers of the Merger Sub immediately prior to the Merger Effective Time will be the officers of the Surviving Corporation and (iii) the articles of incorporation and bylaws of Issuer will be amended and restated to conform to the articles of incorporation and the bylaws of Merger Sub and as so amended and restated shall be the articles of incorporation and bylaws of the Surviving Corporation. Upon completion of the Merger, the Shares currently listed on the NASDAQ Global Select Market (“NASDAQ”) will cease to be listed on the NASDAQ and will subsequently be deregistered under the Exchange Act.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, Parent has no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Offer has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that Parent and Merger Sub will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, Parent and Merger Sub will file tender offer materials on Schedule TO, and the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of Shares are urged to read these documents when they become available because they will contain important information that holders of Issuer securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Holders of Shares may also obtain a free copy of these materials (when available) by directing such requests to the information agent for the Offer, which will be named in the tender offer statement on Schedule TO.

Item 5.	Interest in Securities of Issuer

(a), (b)

Other than those Shares that may be deemed to be beneficially owned by operation of the Tender and Support Agreement, the Reporting Persons do not beneficially own any Shares.

As a result of the Tender and Support Agreements, Parent may be deemed to have shared power to vote up to 2,085,769 Shares in favor of approval of the Merger or in connection with certain other matters described in Item 4 above (the terms of which are incorporated herein by reference), and thus, each Reporting Person may be deemed to be the beneficial owner of 2,085,769 Shares. As of August 29, 2018, all Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 18.03% of the issued and outstanding Shares (based on 11,569,699 Shares as of August 24, 2018 (as represented by Issuer in the Merger Agreement)). The Reporting Persons are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Tender and Support Agreements, except as otherwise expressly provided in the Tender and Support Agreements.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Shares.

(c)

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated August 29, 2018, by and among Moody’s Corporation, Moody’s Analytics Maryland Corp. and Reis, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 30, 2018).

Exhibit 2	Tender and Support Agreement, dated August 29, 2018, by and among Lloyd Lynford, Lloyd N. Lynford 2016 Qualified Annuity Trust, Lloyd N. Lynford 2017 Qualified Annuity Trust, Moody’s Corporation and Moody’s Analytics Maryland Corp. (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 30, 2018).

Exhibit 3	Tender and Support Agreement, dated August 29, 2018, by and among Jonathan Garfield, Jonathan T. Garfield 2016 Qualified Annuity Trust, Jonathan Garfield Family Trust, Moody’s Corporation and Moody’s Analytics Maryland Corp. (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 30, 2018).

Exhibit 4	Joint Filing Agreement, dated September 10, 2018 by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 10, 2018

MOODY’S CORPORATION

By:	/s/ John J. Goggins
Name: John J. Goggins
Title: Executive Vice President and General Counsel

SIGNATURES (CONT.)

MOODY’S ANALYTICS MARYLAND CORP.

By:	/s/ Elizabeth McCarroll
Name: Elizabeth McCarroll
Title: Corporate Secretary

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE DIRECTORS AND OFFICERS OF

MOODY’S CORPORATION AND MOODY’S ANALYTICS MARYLAND CORP.

Directors and Executive Officers of Parent. The following table sets forth as to each of the directors and executive officers of Parent: his or her name, citizenship, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, (i) the current business address of each person is 7 World Trade Center at 250 Greenwich Street, New York, NY 10007, and (ii) the principal employer of each such individual is Parent, Moody’s Analytics, Inc., Moody’s Investors Service, Inc. or Moody’s Shared Services, Inc. the business address of which is 7 World Trade Center at 250 Greenwich Street, New York, NY 10007. Moody’s Analytics, Inc., Moody’s Investors Services, Inc. and Moody’s Shared Services, Inc. are subsidiaries of Parent.

Name and Title	Citizenship	Present Principal Occupation or Employment
Basil L. Anderson Director	United States of America	Basil L. Anderson is Chairman of the Governance & Nominating Committee and is a member of the Executive, Audit and Compensation & Human Resources Committees of the Board of Directors of Parent.

Jorge A. Bermudez Director	United States of America	Jorge A. Bermudez is a member of the Audit, Governance & Nominating and Compensation & Human Resources Committees of the Board of Directors of Parent. Mr. Bermudez is also Chairman of the Texas A&M Foundation Board of Trustees and Chairman of the Smart Grid Center Board at Texas A&M University. Mr Bermudez is also Chairman of the Community Foundation of Brazos Valley from July 2013 to July 2014 and presently chairs the Investment Committee.

Vincent A. Forlenza Director	United States of America	Vincent A. Forlenza is a member of the Audit, Governance & Nominating and Compensation & Human Resources Committees of the Board of Directors of Parent. Mr. Forlenza also serves as director, Chairman and Chief Executive Officer of Becton, Dickinson and Company, a global medical technology company, located at 1 Becton Drive, Franklin Lakes, New Jersey 07417.

Kathryn M. Hill Director	United States of America	Kathryn M. Hill is Chairman of the Compensation & Human Resources Committee and is a member of the Executive, Audit and Governance & Nominating Committees of the Board of Directors of Parent. Ms. Hill is also a director of NetApp, Inc. and Celanese Corporation.

Raymond W. McDaniel, Jr. Director, President and Chief Executive Officer	United States of America	Raymond W. McDaniel, Jr. serves as the President and Chief Executive Officer of Parent. He also serves on the Executive Committee of the Board of Directors.

Henry A. McKinnell, Jr. Ph.D. Director, Chairman of the Board	United States of America	Henry A. McKinnell, Jr. is Chairman of the Board of Directors and Chairman of the Executive Committee and serves as a member of the Audit, Governance & Nominating and Compensation & Human Resources Committees of the Board of Directors of Parent. Mr. McKinnell is also a director of ViewRay, Inc., Federal Street Acquisition Corp. and ChemoCentryx, Inc.

Leslie F. Seidman Director	United States of America	Leslie F. Seidman is Chairman of the Audit Committee and is a member of the Executive, Governance & Nominating and Compensation & Human Resources Committees of the Board of Directors of Parent. Ms. Seidman is also a director of General Electric, a Public Governor of the Financial Industry Regulatory Authority, and an advisor to Idaciti, Inc., a start-up fintech company.

Bruce Van Saun Director	United States of America	Bruce Van Saun is a member of the Audit, Governance & Nominating and Compensation & Human Resources Committees of the Board of Directors of Parent. Mr. Van Saun also serves as Chairman and Chief Executive Officer of Citizens Financial Group, Inc., a large retail bank holding company in the United States, located at One Citizens Plaza, Providence, Rhode Island 02903.

Gerrit Zalm Director	The Netherlands	Gerrit Zalm is a member of the Audit, Governance & Nominating and Compensation & Human Resources Committees of the Board of Directors of Parent. Mr. Zalm is also a director of Royal Dutch Shell.

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Mark Almeida President—Moody’s Analytics	United States of America	Mark Almeida serves as President of Moody’s Analytics.

Richard Cantor Chief Risk Officer—Moody’s Corporation and Chief Credit Officer—Moody’s Investors Service	United States of America	Richard Cantor serves as Chief Risk Officer for Parent and Chief Credit Officer for Moody’s Investors Service.

Robert Fauber President—Moody’s Investors Service	United States of America	Robert Fauber serves as President of Moody’s Investors Service.

John J. Goggins Executive Vice President and General Counsel	United States of America	John J. Goggins serves as the Executive Vice President and General Counsel of Parent.

Melanie Hughes Senior Vice President and Chief Human Resources Officer	United States of America and the United Kingdom	Melanie Hughes serves as Senior Vice President and Chief Human Resources Officer of Parent.

Mark Kaye Senior Vice President and Chief Financial Officer	United States of America	Mark Kaye serves as Senior Vice President and Chief Financial Officer of Parent.

Blair L. Worrall Senior Vice President—Ratings Delivery and Data	United States of America	Blair L. Worrall serves as Senior Vice President – Ratings Delivery and Data of Parent.

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Directors and Executive Officers of Merger Sub. The following table sets forth as to each of the directors and executive officers of Merger Sub: his or her name, citizenship, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, (i) the current business address of each person is 7 World Trade Center at 250 Greenwich Street, New York, NY 10007, and (ii) the principal employer of each such individual is Parent, Moody’s Analytics, Inc. or Moody’s Shared Services, Inc., the business address of which is 7 World Trade Center at 250 Greenwich Street, New York, NY 10007. Moody’s Analytics, Inc. and Moody’s Shared Services, Inc. are subsidiaries of Parent.

Name and Title	Citizenship	Present Principal Occupation or Employment
Mark Almeida Director, Chairman of the Board and Chief Executive Officer	United States of America	Mark Almeida serves as President of Moody’s Analytics.

Keith Berry Director and President	United Kingdom; United States Permanent Resident	Keith Berry serves as an Executive Director responsible for Moody’s Analytics Emerging Business Unit, based in New York.

Sallilyn Schwartz Vice President, Treasurer	United States of America	Sallilyn Schwartz serves as the Vice President and Treasurer of Parent.

Thomas Fezza Vice President, Global Tax	United States of America	Thomas Fezza serves as the Vice President – Global Tax for Parent.

Elizabeth McCarroll Corporate Secretary	United States of America	Elizabeth McCarroll serves as Corporate Secretary and Associate General Counsel for Parent.

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SCHEDULE B

STOCKHOLDERS AND SUBJECT SHARES

Stockholder	Shares	Vested Options
Jonathan Garfield	721,864	100,000
Jonathan T. Garfield 2016 Qualified Annuity Trust	103,400	0
Jonathan Garfield Family Trust	36,093	0
Lloyd Lynford	711,567	125,000
Lloyd N. Lynford 2016 Qualified Annuity Trust	113,494	0
Lloyd N. Lynford 2017 Qualified Annuity Trust	399,351	0

TOTAL	2,085,769